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                                                  DOCUMENT SEQUENCE NO.

                                                  CUSIP NUMBER

                                                  WORK LOCATION


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.


1(a) NAME OF ISSUER            (b) IRS IDENT. NO.           (c) S.E.C. FILE NO.
WCI Communities, Inc.              59-2857021                     1-9186

1(d) ADDRESS OF ISSUER                                             (e) TELEPHONE NO.
          STREET                 CITY        STATE   ZIP CODE     AREA CODE AND NUMBER
24301 Walden Center Drive    Bonita Springs    FL     34134         (239)      498-8500

2(a) NAME OF PERSON FOR WHOSE ACCOUNT     (b) IRS     (c) RELATIONSHIP
     THE SECURITIES ARE TO BE SOLD       IDENT. NO.       TO ISSUER            (d) ADDRESS         CITY     STATE   ZIP CODE
Mary-Ann Wilson, Trustee of Alfred          N/A        See attachment      401 N. Michigan Ave.   Chicago    IL       60611
Hoffman Jr. 2003 Long Term Trust                                                 Ste 1900

 INSTRUCTION: THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN
          THE I.R.S. IDENTIFICATION NUMBER AND THE S.E.C. FILE NUMBER.

3(a)           (b)                        SEC USE   (c)           (d)          (e)           (f)              (g)
                                          ONLY        NUMBER OF
                                                       SHARES
               NAME AND ADDRESS OF EACH               OR OTHER                  NUMBER OF
               BROKER THROUGH WHOM THE                 UNITS       AGGREGATE    SHARES OR     APPROXIMATE     NAME OF EACH
  TITLE OF       SECURITIES ARE TO BE     BROKER-      TO BE        MARKET     OTHER UNITS    DATE OF SALE     SECURITIES
THE CLASS OF    OFFERED OR EACH MARKET    DEALER       SOLD          VALUE     OUTSTANDING    (See instr.      EXCHANGE
 SECURITIES     MAKER WHO IS ACQUIRING     FILE     (See instr.   (See instr.  (See instr.       3(f))        (See instr.
 TO BE SOLD         THE SECURITIES        NUMBER       3(c))         3(d))        3(e))      (M0. DAY YR.)       3(g))
 ----------         --------------        ------       -----         -----        -----      -------------       -----
Common         UBS Securities, LLC                    250,000     $5,012,500    43,600 M       12/23/03          NYSE
               677 Washington Blvd
               Stamford CT 06901

1.    (a)   Name of issuer.
      (b)   Issuer's IRS Identification Number.
      (c)   Issuer's SEC file number, if any.
      (d)   Issuer's address, including zip code.
      (e)   Issuer's telephone number, including area code.

2.    (a)   Name of person for whose account the securities are to be sold.
      (b)   Such person's or I.R.S. Identification number, if such a person is an entity.
      (c)   Such person's relationship to the issuer (e.g., officer, director,
            10 percent stockholder, or member of immediate family of any of the foregoing).
      (d)   Such person's address, including zip code.

3.    (a)   Title of the class of securities to be sold.
      (b)   Name and address of each broker through whom the securities are intended to be sold.
      (c)   Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
      (d)   Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
      (e)   Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
      (f)   Approximate date on which the securities are to be sold.
      (g)   Name of each securities exchange, if any, on which the securities are intended to be sold.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
 IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                           VALID OMB CONTROL NUMBER.

                                                                SEC 1147 (12-03)

                         TABLE I - SECURITIES TO BE SOLD
    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                        NAME OF PERSON
TITLE                                                 FROM WHOM ACQUIRED     AMOUNT OF
OF THE       DATE                NATURE OF           (If gift, also give    SECURITIES   DATE OF    NATURE OF
CLASS    YOU ACQUIRED     ACQUISITION TRANSACTION    date donor acquired)    ACQUIRED    PAYMENT     PAYMENT
-----    ------------     -----------------------    --------------------    --------    -------     -------
Common   June 23, 2003    Contribution from           Alfred Hoffman, Jr.      250,000     N/A        N/A
                          grantor of Trust

                          See Attachment

INSTRUCTIONS:     If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


               TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                                     AMOUNT OF
NAME AND ADDRESS OF SELLER       TITLE OF SECURITIES SOLD      DATE OF SALE       SECURITIES SOLD      GROSS PROCEEDS
--------------------------       ------------------------      ------------       ---------------      --------------
Not Applicable

REMARKS:

See Attachment for additional information

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

/s/ December 23, 2003           /s/ Mary-Ann Wilson, as Trustee
-----------------------         -----------------------------------------------
    DATE OF NOTICE                                (SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                             ATTACHMENT TO FORM 144


      SECTION 2(C). The Trustee is a 10% or greater stockholder. In addition, the beneficiary of the Trust is the CEO and a director of the Issuer.

      TABLE I: Shares were originally acquired by Alfred Hoffman, Jr., on July 14, 1995, as a result of his investment in Communities Investor Limited Partnership, the predecessor to WCI Communities, Inc.

      REMARKS:

      This Form 144 is being filed in conjunction with an SEC Rule 10b5-1 Trading Plan entered into on December 16, 2003 by Mary-Ann Wilson as Trustee of the Alfred Hoffman, Jr. 2003 Long Term Trust.

      In accordance with the procedures described in the Commission's interpretive letter to Goldman, Sachs & Co. dated December 20, 1999, this Form 144 is being filed in connection with the sale of 250,000 shares of the common stock of WCI Communities, Inc. to UBS Securities, LLC pursuant to a transaction expected to be effected on December 23, 2003 and subject to terms set forth in Stock Purchase Agreement entered into on December 16, 2003. The final pricing terms of the Stock Purchase Contract will be determined by the average sales prices that UBS Securities, LLC will be able to obtain for an equivalent number of shares of WCI Communities, Inc. common stock.